

October 15, 2013

Via E-mail

David Breach, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

> **Re: Official Payments Holdings, Inc.**
> **Schedule 14D-9 filed October 4, 2013**
> **SEC File No. 005-52757**

Dear Mr. Breach:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Reasons for the Recommendation of the Company Board, page 20

1.   We note that the board considered the increase of 3.1% obtained from the bidders from the initial proposal to the final agreement. Disclose whether the board sought any advice, whether from William Blair or others, about the increase in transaction prices for similar transactions before determining that the increase obtained was sufficient to recommend the offer.

2.   Refer to the section entitled "Opinion of the Company's Financial Advisor." We note that the proposed transaction multiples are significantly lower than the mean and median values obtained by William Blair in the EV/revenue analyses in the Selected Public Company analysis. We also note that all of the per share values obtained in the Discounted Cash Flow analysis on the basis of the adjusted EBITDA are higher than the offer price. We also note that the majority of the per

share results in the Leveraged Acquisition analysis are higher than the offer price. Finally, we note that implied premium in the offer is significantly lower than the premiums in the 10th percentile one day prior, one week prior, and one month prior (Premiums Paid analysis). Given these results, please revise this section to explain how the board was able to rely on the William Blair analyses and opinion to determine to recommend the offer to your security holders.

Appraisal Rights, page 32

3.   We note that the Schedule 14D-9 constitutes formal notice of appraisal rights under Section 262 of the DGCL which follows an indefinite description of the steps security holders must follow to exercise those rights. Revise to clarify the specific procedures and deadlines that security holders must meet to properly exercise their appraisal rights.

Financial Projections, page 35

4.   Please revise to disclose the assumptions made in preparing the financial projections.

5.   We note that the projected financial information included in this section has not been prepared in accordance with GAAP. Please revise your disclosure to provide the reconciliation required pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions